Contractual Fee Cap Agreement

AGREEMENT made this August 25, 2008, by and between Croft Funds Corp., a Maryland Corporation (the “Company”), and Croft-Leominster, Inc. (the “Adviser”).

The Adviser hereby agrees to waive its advisory fees and/or reimburse fund expenses (excluding brokerage, commissions, underlying fund fees and expenses or extraordinary expenses) through August 30, 2009 to limit total annual fund operating expenses to:

Fund	Total Annual Fund Operating Expenses

Value Fund	1.47%
Income Fund	1.10%

IN WITNESS WHEREOF, thee Parties hereto have caused this Agreement to be executed as of the day and year written above.

CROFT FUNDS CORPORATION By: _/s/_Kent Croft______________________ Name: Kent Croft Title: President	CROFT-LEOMINSTER, INC. By: __/s/_Kent Croft_____________________ Name: Kent Croft Title: President